Exhibit 99.1

Nomad Foods Reports Second Quarter 2019 Financial Results

Company Reiterates 2019 Guidance
FELTHAM, England - August 8, 2019 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and six month periods ended June 30, 2019. Key operating highlights and financial performance for the second quarter 2019, when compared to the second quarter 2018, include:

•	Reported revenue increased 10% to €538 million

•	Organic revenue growth of 3.5%

•	Reported Profit for the period of €46 million

•	Adjusted EBITDA increased 10% to €98 million

•	Adjusted EPS of €0.27
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We delivered strong second quarter results, which represent our tenth consecutive quarter of organic revenue growth. Performance continues to be fueled by investments that we have been making in our brands, people and capabilities, combined with an unwavering commitment to superior execution. Our core portfolio continues to outperform the frozen food category. Meanwhile, we are developing a pipeline of adjacent new product lines such as our plant protein sub-brand, Green Cuisine, which will complement the core and help enable the delivery of our growth algorithm for years to come.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “The business is responding well to the strategic actions we have taken this year and has us on pace to achieve a third consecutive year of growth. Our ability to deliver consistent performance demonstrates the focus and commitment of the organization, the quality of our portfolio and the potential of the frozen food category. In the meantime, with leverage below 3x, we are well positioned to complement strong organic growth with accretive acquisitions. In sum, we remain excited by our prospects and are eager to drive continued shareholder value."
Second Quarter of 2019 results compared to the Second Quarter of 2018

•	Revenue increased 10.2% to €538 million. Organic revenue growth of 3.5% was comprised of 4.0% growth in price and a 0.5% decline in volume/mix. Revenue growth benefited 7.0% from acquisitions.

•	Adjusted gross profit increased 4% to €160 million. Adjusted gross margin declined 170 basis points to 29.8% as cost of goods inflation and acquisition mix offset pricing and promotional efficiencies.

•
Adjusted operating expenses increased 4% to €79 million primarily due to the inclusion of acquisitions. As a percentage of revenues, Adjusted operating expenses improved from 15.5% to 14.7% reflecting acquisition synergies, expense discipline and phasing. Advertising and promotion expense increased 1% to €26 million while Indirect expense increased 5% to €52 million.

•	Adjusted EBITDA increased 10% to €98 million, which included a benefit of €4.4 million related to IFRS 16.

•
Adjusted Profit after tax increased 6% to €52 million, reflecting Adjusted EBITDA growth, higher finance costs and a lower effective tax rate. The impact of IFRS 16 reduced Adjusted Profit after tax by €0.6 million.

•
Adjusted EPS decreased 4% to €0.27, as Adjusted Profit growth was offset by an increased share count resulting from the public offering of ordinary shares in the first quarter of 2019. The impact of IFRS 16 was immaterial to this metric. Reported EPS increased 33% to €0.24.

First Six Months of 2019 results compared to the First Six Months of 2018

•	Revenue increased 12.5% to €1,156 million. Organic revenue growth of 2.1% was comprised of 4.1% growth in price and a 2.0% decline in volume/mix. Revenue growth benefited 10.6% from acquisitions.

•	Adjusted gross profit increased 8% to €351 million. Adjusted gross margin declined 120 basis points to 30.4% as cost of goods inflation and acquisition mix offset pricing and promotional efficiencies.

•
Adjusted operating expenses increased 6% to €164 million primarily due to inclusion of acquisitions. As a percentage of revenues, Adjusted operating expenses improved from 15.0% to 14.2% reflecting acquisition synergies, expense discipline and phasing. Advertising and promotion expense increased 4% to €58 million while Indirect expense increased 8% to €106 million.

Exhibit 99.1

•	Adjusted EBITDA increased 15% to €220 million, which included a benefit of €8.7 million related to IFRS 16.

•
Adjusted Profit after tax increased 10% to €123 million, reflecting Adjusted EBITDA growth, higher finance costs and a lower effective tax rate. The impact of IFRS 16 reduced Adjusted Profit after tax by €1.3 million.

•
Adjusted EPS increased 5% to €0.66, as Adjusted Profit after tax growth was partly offset by an increased share count resulting from the public offering of ordinary shares in the first quarter of 2019. The impact of IFRS 16 adversely impacted this metric by €0.01. Reported EPS decreased 30% to €0.37.

IFRS 16 - Leases
As previously disclosed, Nomad Foods has adopted IFRS 16, a new standard on lease accounting which requires certain operating leases to be capitalized on the balance sheet effective January 1, 2019. Based on the adoption method selected by the Company, prior year results have not been restated to reflect the new standard.
2019 Guidance
The Company is reiterating 2019 guidance of approximately €420 to €430 million Adjusted EBITDA and approximately €1.18 to €1.22 EPS. Full year guidance continues to assume organic revenue growth at a low-single digit percentage range.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, August 8, 2019 at 1:30 p.m. BST time (8:30 a.m. Eastern time). Investors interested in participating in the live call can dial +1-866-548-4713 from the U.S. International callers can dial +1-323-794-2093.

In addition, the call will be broadcast live over the Internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 4440495.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and six months ended June 30, 2019 and for comparative purposes, the three and six months ended June 30, 2018.

Adjusted financial information for the three and six months ended June 30, 2019 and 2018 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency exchange charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue for the three and six months ended June 30, 2019 and 2018 presented in this press release reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 13, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended June 30, 2019 and June 30, 2018

	Three months ended June 30, 2019	Three months ended June 30, 2018
	€m	€m
Revenue	537.8	488.2
Cost of sales	(377.5)	(336.7)
Gross profit	160.3	151.5
Other operating expenses	(84.6)	(85.8)
Exceptional items	(1.6)	(6.1)
Operating profit	74.1	59.6
Finance income	1.1	—
Finance costs	(16.4)	(17.9)
Net financing costs	(15.3)	(17.9)
Profit before tax	58.8	41.7
Taxation	(12.6)	(10.7)
Profit for the period	46.2	31.0

Attributable to:
Equity owners of the parent	46.4	31.0
Non-controlling interests	(0.2)	—
	46.2	31.0

Basic earnings per share
Profit for the period attributable to equity owners of the parent	46.4	31.0
Weighted average shares outstanding in millions	196.4	175.6
Basic earnings per share in €	0.24	0.18

Diluted earnings per share
Profit for the period in attributable to equity owners of the parent	46.4	31.0
Weighted average shares outstanding in millions	196.4	175.6
Diluted earnings per share in €	0.24	0.18

Statements of Profit or Loss (unaudited)
Six months ended June 30, 2019 and June 30, 2018

	Six months ended June 30, 2019	Six months ended June 30, 2018
	€m	€m
Revenue	1,155.6	1,027.4
Cost of sales	(804.6)	(704.6)
Gross profit	351.0	322.8
Other operating expenses	(174.0)	(168.6)
Exceptional items	(48.2)	(7.6)
Operating profit	128.8	146.6
Finance income	2.7	3.1
Finance costs	(32.8)	(27.1)
Net financing costs	(30.1)	(24.0)
Profit before tax	98.7	122.6
Taxation	(30.2)	(29.2)
Profit for the period	68.5	93.4

Attributable to:
Equity owners of the parent	68.8	93.4
Non-controlling interests	(0.3)	—
	68.5	93.4

Basic earnings per share
Profit for the period attributable to equity owners of the parent	68.8	93.4
Weighted average shares outstanding in millions	187.5	175.5
Basic earnings per share in €	0.37	0.53

Diluted earnings per share
Profit for the period in attributable to equity owners of the parent	68.8	93.4
Weighted average shares outstanding in millions	187.5	175.5
Diluted earnings per share in €	0.37	0.53

Nomad Foods Limited As Reported
Statements of Financial Position
As at June 30, 2019 (unaudited) and December 31, 2018 (audited)

	As at June 30, 2019	As at December 31, 2018
	€m	€m
Non-current assets
Goodwill	1,862.9	1,861.0
Intangibles	2,084.0	2,087.2
Property, plant and equipment	419.3	348.8
Other receivables	2.3	2.6
Derivative financial instruments	26.4	35.7
Deferred tax assets	77.2	68.7
Total non-current assets	4,472.1	4,404.0
Current assets
Cash and cash equivalents	719.8	327.6
Inventories	344.7	342.5
Trade and other receivables	190.3	173.9
Indemnification assets	35.4	79.4
Derivative financial instruments	7.9	13.4
Total current assets	1,298.1	936.8
Total assets	5,770.2	5,340.8
Current liabilities
Trade and other payables	519.0	571.6
Current tax payable	206.9	201.2
Provisions	39.1	44.3
Loans and borrowings	26.2	21.4
Derivative financial instruments	0.8	1.5
Total current liabilities	792.0	840.0
Non-current liabilities
Loans and borrowings	1,836.0	1,742.9
Employee benefits	231.1	200.6
Trade and other payables	—	1.3
Provisions	5.9	69.4
Derivative financial instruments	43.0	35.4
Deferred tax liabilities	394.6	392.1
Total non-current liabilities	2,510.6	2,441.7
Total liabilities	3,302.6	3,281.7
Net assets	2,467.6	2,059.1
Equity attributable to equity holders
Share capital	—	—
Capital reserve	2,094.9	1,748.5
Share based compensation reserve	15.0	9.4
Founder Preferred Share Dividend reserve	370.1	372.6
Translation reserve	86.5	88.8
Cash flow hedging reserve	(6.3)	8.5
Accumulated deficit reserve	(91.5)	(167.9)
Equity attributable to owners of the parent	2,468.7	2,059.9
Non-controlling interests	(1.1)	(0.8)
Total equity	2,467.6	2,059.1

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the six months ended June 30, 2019 and the six months ended June 30, 2018

	For the six months ended June 30, 2019	For the six months ended June 30, 2018
	€m	€m
Cash flows from operating activities
Profit for the period	68.5	93.4
Adjustments for:
Exceptional items	48.2	7.6
Non-cash fair value purchase price adjustment of inventory	—	2.1
Share based payment expense	7.3	6.4
Depreciation and amortization	33.3	21.2
Loss on disposal of property, plant and equipment	—	0.2
Finance costs	32.8	27.1
Finance income	(2.7)	(3.1)
Taxation	30.2	29.2
Operating cash flow before changes in working capital, provisions and exceptional items	217.6	184.1
Increase in inventories	(2.1)	(15.3)
Increase in trade and other receivables	(21.5)	(27.1)
Decrease in trade and other payables	(46.3)	(5.9)
Increase/(decrease) in employee benefits and other provisions	1.4	(0.4)
Cash generated from operations before tax and exceptional items	149.1	135.4
Cash flows relating to exceptional items	(6.5)	(17.2)
Tax paid	(16.7)	(9.3)
Net cash generated from operating activities	125.9	108.9
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	—	(237.0)
Contingent consideration for purchase of Lutosa brand	(1.5)	—
Purchase of property, plant and equipment	(15.3)	(8.7)
Purchase of intangibles	(2.2)	(1.4)
Cash used in investing activities	(19.0)	(247.1)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	353.6	0.1
Share issuance costs	(11.1)	—
Payments related to shares withheld for taxes	(0.9)	—
Issuance of new loan principal	1.2	354.8
Repayment of loan principal	(21.9)	(5.9)
Payment of lease liabilities	(11.8)	—
Cash paid related to factored receivables	(3.1)	—
Proceeds on settlement of derivatives	3.4	1.7
Payment of financing fees	—	(3.2)
Interest paid	(24.4)	(24.0)
Interest received	1.8	—
Net cash provided by financing activities	286.8	323.5
Net increase in cash and cash equivalents	393.7	185.3
Cash and cash equivalents at beginning of period	327.6	219.2
Effect of exchange rate fluctuations	(1.5)	(0.8)
Cash and cash equivalents at end of period	719.8	403.7

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the three months ended June 30, 2019 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended June 30, 2019

€ in millions, except per share data	As reported for the three months period to June 30, 2019	Adjustments		As adjusted for the three months period to June 30, 2019
Revenue	537.8	—		537.8
Cost of sales	(377.5)	—		(377.5)
Gross profit	160.3	—		160.3
Other operating expenses	(84.6)	5.8	(a)	(78.8)
Exceptional items	(1.6)	1.6	(b)	—
Operating profit	74.1	7.4		81.5
Finance income	1.1	(0.1)		1.0
Finance costs	(16.4)	(0.3)		(16.7)
Net financing costs	(15.3)	(0.4)	(c)	(15.7)
Profit before tax	58.8	7.0		65.8
Taxation	(12.6)	(0.9)	(d)	(13.5)
Profit for the period	46.2	6.1		52.3

Profit attributable to:
Equity owners of the parent	46.4	6.1		52.5
Non-controlling interests	(0.2)	—		(0.2)
	46.2	6.1		52.3

Weighted average shares outstanding in millions - basic	196.4			196.4
Basic earnings per share	0.24			0.27
Weighted average shares outstanding in millions - diluted	196.4			196.4
Diluted earnings per share	0.24			0.27

(a)	Share based payment charge including employer payroll taxes of €5.5 million and non-operating M&A transaction costs of €0.3 million.

(b)
Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)	Elimination of €0.1 million of non-cash foreign exchange translation gains and €0.3 million of foreign exchange gains on derivatives.

(d)	Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended June 30, 2018 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended June 30, 2018

€ in millions, except per share data	As reported for the three months ended June 30, 2018	Adjustments		As adjusted for the three months ended June 30, 2018
Revenue	488.2	—		488.2
Cost of sales	(336.7)	2.1	(a)	(334.6)
Gross profit	151.5	2.1		153.6
Other operating expenses	(85.8)	9.9	(b)	(75.9)
Exceptional items	(6.1)	6.1	(c)	—
Operating profit	59.6	18.1		77.7
Finance income	—	—		—
Finance costs	(17.9)	4.0		(13.9)
Net financing costs	(17.9)	4.0	(d)	(13.9)
Profit before tax	41.7	22.1		63.8
Taxation	(10.7)	(3.8)	(e)	(14.5)
Profit for the period	31.0	18.3		49.3

Profit attributable to:
Equity owners of the parent	31.0	18.3		49.3
Non-controlling interests	—	—		—
	31.0	18.3		49.3

Weighted average shares outstanding in millions - basic	175.6			175.6
Basic earnings per share	0.18			0.28
Weighted average shares outstanding in millions - diluted	175.6			175.6
Diluted earnings per share	0.18			0.28

(a)	Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza purchase price accounting.

(b)	Share based payment charge including employer payroll taxes of €4.2 million and non-operating M&A transaction costs of €5.7 million.

(c)
Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(d)
Elimination of €1.7 million of costs incurred as part of the issuance of new debt drawn down on June 20, 2018, €1.3 million of non-cash foreign exchange translation losses and €1.0 million of foreign exchange losses on derivatives.

(e)	Tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the six months ended June 30, 2019 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Six Months Ended June 30, 2019

€ in millions, except per share data	As reported for the six months ended June 30, 2019	Adjustments		As adjusted for the six months ended June 30, 2019
Revenue	1,155.6	—		1,155.6
Cost of sales	(804.6)	—		(804.6)
Gross profit	351.0	—		351.0
Other operating expenses	(174.0)	10.0	(a)	(164.0)
Exceptional items	(48.2)	48.2	(b)	—
Operating profit	128.8	58.2		187.0
Finance income	2.7	(0.9)		1.8
Finance costs	(32.8)	(0.5)		(33.3)
Net financing costs	(30.1)	(1.4)	(c)	(31.5)
Profit before tax	98.7	56.8		155.5
Taxation	(30.2)	(2.5)	(d)	(32.7)
Profit for the period	68.5	54.3		122.8

Profit attributable to:
Equity owners of the parent	68.8	54.3		123.1
Non-controlling interests	(0.3)	—		(0.3)
	68.5	54.3		122.8

Weighted average shares outstanding in millions - basic	187.5			187.5
Basic earnings per share	0.37			0.66
Weighted average shares outstanding in millions - diluted	187.5			187.5
Diluted earnings per share	0.37			0.66

(a)	Share based payment charge including employer payroll taxes of €9.7 million and non-operating M&A transaction costs of €0.3 million.

(b)
Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)	Elimination of €0.9 million of non-cash foreign exchange translation gains and €0.5 million of foreign exchange gains on derivatives.

(d)	Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the six months ended June 30, 2018 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Six Months Ended June 30, 2018

€ in millions, except per share data	As reported for the six months ended June 30, 2018	Adjustments		As adjusted for the six months ended June 30, 2018
Revenue	1,027.4	—		1,027.4
Cost of sales	(704.6)	2.1	(a)	(702.5)
Gross profit	322.8	2.1		324.9
Other operating expenses	(168.6)	14.6	(b)	(154.0)
Exceptional items	(7.6)	7.6	(c)	—
Operating profit	146.6	24.3		170.9
Finance income	3.1	(3.1)		—
Finance costs	(27.1)	0.1		(27.0)
Net financing costs	(24.0)	(3.0)	(d)	(27.0)
Profit before tax	122.6	21.3		143.9
Taxation	(29.2)	(3.3)	(e)	(32.5)
Profit for the period	93.4	18.0		111.4

Profit attributable to:
Equity owners of the parent	93.4	18.0		111.4
Non-controlling interests	—	—		—
	93.4	18.0		111.4

Weighted average shares outstanding in millions - basic	175.5			175.5
Basic earnings per share	0.53			0.63
Weighted average shares outstanding in millions - diluted	175.5			175.5
Diluted earnings per share	0.53			0.63

(a)	Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza purchase price accounting.

(b)	Share based payment expense including employer payroll taxes of €6.4 million and non-operating M&A transaction costs of €8.2 million.

(c)
Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(d)
Elimination of €1.7 million of costs incurred in conjunction with the issuance of new debt drawn down on June 20, 2018, €0.2 million of non-cash foreign exchange translation losses and €4.9 million of foreign exchange gains on derivatives.

(e)	Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to EBITDA and Adjusted EBITDA (unaudited)

	Three months ended		Six months ended
€ in millions	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Profit for the period	46.2	31.0	68.5	93.4
Taxation	12.6	10.7	30.2	29.2
Net financing costs	15.3	17.9	30.1	24.0
Depreciation	14.7	9.5	29.3	18.0
Amortization	2.0	1.7	4.0	3.2
EBITDA	90.8	70.8	162.1	167.8
Acquisition purchase price adjustments (a)	—	2.1	—	2.1
Exceptional items (b)	1.6	6.1	48.2	7.6
Other add-backs (c)	5.8	9.9	10.0	14.6
Adjusted EBITDA	98.2	88.9	220.3	192.1

Revenue	537.8	488.2	1,155.6	1,027.4
Adjusted EBITDA margin	18.3%	18.2%	19.1%	18.7%

(a)	Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza purchase price accounting.

(b)	Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.

(c)
Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to June 30, 2019 of €5.5 million (2018: €4.2 million) and for the six months ended June 30, 2019 of €9.7 million (2018: €6.4 million) as well as the elimination of non-operating M&A related costs, professional fees, transaction costs and purchase accounting related valuations for the three month period to June 30, 2019 of €0.3 million (2018: €5.7 million) and for the six months ended June 30, 2019 of €0.3 million (2018: €8.2 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - June 30, 2019 compared with June 30, 2018:

	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019
	YoY Growth	YoY Growth
Reported Revenue Growth	10.2%	12.5%

Of which:
Organic Revenue Growth	3.5%	2.1%
Acquisitions	7.0%	10.6%
Translational FX (a)	(0.3)%	(0.2)%
Total	10.2%	12.5%

(a)
Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding: (i) factors that continue to fuel the Company’s performance, including the Company’s investments in its brands, people and capabilities and its commitment to superior execution; (ii) continued disproportionate growth of the core portfolio; (iii) the Company’s development of a pipeline of new product lines, such as Green Cuisine, and the anticipated impact of such products on the core business and growth algorithm of the Company; (iv) the Company’s ability to achieve a third consecutive year of growth; (v) the potential of the frozen food category; (vi) the Company’s ability to complement strong organic growth with accretive acquisitions as a result of its leverage position; (vii) the Company’s growth prospects and its eagerness to drive shareholder value; and (viii) the Company’s guidance with respect to organic revenue growth, Adjusted EBITDA and Adjusted EPS. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance, including increases in operating costs and the Company’s ability to manage its cost structure; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the Company’s ability to protect its brand names and trademarks; (iv) the Company’s ability to accurately predict the performance of certain of its new products; (v) the loss of any of the Company’s major customers or a decrease in demand for its products; (vi) the Company’s ability to effectively compete in its markets and to successfully execute its marketing campaigns; (vii) changes in consumer preferences and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (ix) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (x) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xi) the Company’s ability to drive shareholder value; (xii) changes in applicable laws or regulations; and (xiii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

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